SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] dated April 7, 2011

2.	Summary of the Resolutions approved by the Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on April 7, 2011

NORTEL INVERSORA S.A.

Buenos Aires, April 7, 2011

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

S            /            D

Dear Sir:

Re: Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting of Nortel Inversora S.A.

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby inform you that at the above mentioned Meeting, dated as of April 7, 2011, Nortel’s stockholders approved the following:

1.	When considering the third item of the Agenda, which reads: “Consideration of the non-appropriated profit amount as of December 31, 2010 of AR$ 2,620 million. Proposal of the Board of Directors on (i) the approval and ratification of the payment of a provisional dividend in cash, declared by the Board on its October 5, 2010 meeting, in an amount of AR$ 356 million and its application to the partial cancelation of the preferred basic dividend accumulated by the Class A Preferred Shares, pursuant to their terms and conditions of issuance; (ii) the payment in cash of the aggregate preferred basic dividend accumulated by the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Four of the Agenda, which remain outstanding following the application proposed in (i), pursuant to the terms and conditions of issuance; and (iii) the carrying forward of the remaining balance. The amount to be paid pursuant to (ii) shall be subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward”, have resolved, with a majority vote:

(i.a.)	the approval and ratification of the payment of a provisional dividend in cash to the Class “A” Preferred Shares, declared by the Board at its October 5, 2010 meeting, in an amount of AR$ 356 million, as a dividend corresponding to the earnings of fiscal year ended on December 31, 2010;

(i.b.)	that the payment of dividends in cash referred to in paragraph (i.a) above be applied to the payment of the outstanding preferred basic dividends accumulated by all “Class A” Preferred Shares, during fiscal years 2001 to 2007 and to the payment of 24.747438% of the preferred basic dividends accumulated by such “Class A” Preferred Shares during fiscal year 2008; and

(ii)	the payment, in cash, of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to the scheduled redemption considered as Item Four of the

Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission].

To discharge with such payment: (a) 75.252562% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal year 2008; and (b) 100% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal years 2009 and 2010.

To inform that, as of the date of the Stockholders Meeting, based on an aggregate of 242,450 “Class A” Preferred Shares subject to scheduled redemption, and applying the CER corresponding to April 6, 2011, (2.6950), the total amount of such dividend is AR$32,199,682.91, which represents an amount of AR$132.809581 for each “Class A” Preferred Share subject to scheduled redemption and 3.21% of the profits of fiscal year 2010. Such amount shall be adjusted based on the evolution of CER and on the final number of redeemed shares.

To clarify that the aggregate amount of the preferred basic dividend in cash accumulated represents 1328.10% of the nominal value of the “Class A” Preferred Shares subject to scheduled redemption, and that the “Class A” Preferred Shares subject to scheduled redemption are entitled to receive it.

2.	In addition, when considering the fourth item of the Agenda, which reads: “4) Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 242,450 Class “A” Preferred Shares, par value AR$ 10 per share, at a redemption value of AR$ 298.392578 per Class “A” Preferred Share, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.”, they have resolved:

(i)	to approve the scheduled redemption, as from April 29, 2011, and pro rata of each “Class A” Preferred Shareholder, of 242,450 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, representing 22.819897% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption price of AR$ 298.392578 per share, which is subject to the application of the CER as of to the date on which the redemption value will be effectively made available. As of April 6, 2011, the aggregate redemption value of such Class “A” Preferred Shares subject to redemption amounts to $ 194,970,531.04;

(ii)

to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$ 2,424,500 and the account Inflation Adjustment of Capital Stock in an amount of AR$ 3,852,555, which represent 3.083% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. To inform that, if the CER for April 6, 2011 is applied, such balance attributable to the account Share Issue Premiums amounts to AR$ 188,693,475.65,

2

which amount shall be adjusted based on the evolution of the CER until April 29, 2011.

To inform that as of April 6, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$ 2,424,500; Inflation Adjustment of Capital Stock AR$ 3,852,555 and Share Issue Premiums: AR$ 188,693,475.65, which aggregates AR$ 194,970,531.04.

To adjust such calculation as of April 29, 2011, date on which the redemption value shall be made available.

(iii)	if any fraction of a “Class A” Preferred Shareholder resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (i) above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (i) above;

(iv)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph (ii) above;

To inform –for purposes of illustrating the above–that as of April 6, 2011, based on the current distribution of the holdings of the “Class A” Preferred Shareholders, the Additional Shares to be redeemed are four (4); however, such amount will be finally determined based on the distribution of such holdings as of April 18, 2011;

(v)	that the calculation of the shares to be redeemed and their final value be determined at a Board Meeting to be held on April 18, 2011, once the CER applicable as of April 29, 2011; and

(vi)	that April 18, 2011 be the record date on which the respective holdings of the Class “A” Preferred Shares be considered and the number of Additional Shares be calculated.

Sincerely yours,

/s/ José Gustavo Pozzi
José Gustavo Pozzi
Officer in Charge of Market Relations

3

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General and Special Class A Preferred Stockholders’ Meeting held on April 7, 2011 (the “Meeting”).

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,989,405 shares, representing 76.17 % of the capital stock and 93.69 % of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, and two (2) stockholders having registered 659,005 Class A Preferred Shares, with a par value of $10 each and one vote per share.

1)	Appointment of two stockholders to approve and sign the Minutes.

The meeting resolved that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2010.

The Meeting resolved to approve the Annual Report, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all the Charts, Notes and Schedules, which are recorded in the Inventory and Balance Sheet Book No. 14 and 15, Report of the Supervisory Committee and Annual Report of the Audit Committee, all documents relating to the fiscal year ended December 31, 2010 (excluding the consideration of the non-appropriated profit/(loss) amount, since such matter was specifically considered in another Item of the Agenda) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively. The Meeting also resolved to approve the financial documents in English required by the U.S. Securities & Exchange Commission.

3)

Consideration of the non-appropriated profit amount as of December 31, 2010 of AR$ 2,620 million. Proposal of the Board of Directors on (i) the approval and ratification of the payment of a provisional dividend in cash, declared by the Board on its October 5, 2010 meeting, in an amount of AR$ 356 million and its application to the partial cancelation of the preferred basic dividend accumulated by the Class A Preferred Shares, pursuant to their terms and conditions of issuance; (ii) the payment in cash of the aggregate preferred basic dividend accumulated by the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Four of the Agenda, which remain outstanding following the application proposed in (i), pursuant to the terms and conditions of issuance; and (iii) the carrying forward of the remaining balance. The amount to be paid pursuant to (ii) shall be subject to the application –on its assessment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward.

The Meeting resolved to approve the following proposal made by the Board in connection with the application of the non-appropriated profits as of December 2010:

(i.a)	the approval and ratification of the payment of a provisional dividend in cash, declared by the Board at its October 5, 2010 meeting, in an amount of AR$ 356 million, as a dividend corresponding to the earnings of fiscal year ended on December 31, 2010;

(i.b)	that the payment of dividends in cash to the “Class A” Preferred Shares, approved when considering the earnings of Fiscal Year 2010, referred to in paragraph (i.a) above, be applied to the payment of the outstanding preferred basic dividends accumulated by all “Class A” Preferred Shares, during fiscal years 2001 to 2007 and to the payment of 24.747438% of the preferred basic dividends accumulated by such “Class A” Preferred Shares during fiscal year 2008;

(ii)	the payment, in cash, of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption, to be considered as Item Four of the Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption, pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]. Following such payment and the application proposed in paragraphs (i.a) and (i.b) above (pursuant to the terms and conditions of issuance), the following will be discharged: (a) 75.252562% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal year 2008; and (b) 100% of the preferred basic dividend accumulated by the “Class A” Preferred Shares subject to scheduled redemption relating to fiscal years 2009 and 2010. The total amount of such dividend shall be determined based on the application of the CER as of the date on which such dividend shall be made available, and on the final number of redeemed shares, as further explained on Item Four of the Agenda;

For example, as of the date hereof, based on an aggregate of 242,450 “Class A” Preferred Shares subject to scheduled redemption, and applying the CER corresponding to April 6, 2011, (2.6950), the total amount of such dividend is AR$32,199,682.91, which represents an amount of AR$132.809581 for each “Class A” Preferred Share subject to scheduled redemption and 3.21% of the profits of fiscal year 2010. Such amount shall be adjusted based on the evolution of CER and on the final number of redeemed shares;

It was clarified that the aggregate amount of the preferred basic dividend in cash accumulated represents 1328.10% of the nominal value of the “Class A” Preferred

Shares subject to scheduled redemption, and that the “Class A” Preferred Shares subject to scheduled redemption are entitled to receive it;

(iii)	to carry forward the balance of non-appropriated profit amounts. Such amount shall change as a result of the adjustment referred to in paragraph (ii) above;

(v)	to grant powers to the Board of Directors for purposes of perfecting payment to the “Class A” Preferred Shares of the preferred basic dividend in cash which approval is proposed in paragraph (ii) above.

4)	Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 242,450 Class “A” Preferred Shares, par value AR$ 10 per share, at a redemption value of AR$ 298.392578 per Class “A” Preferred Share, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.

The Meeting resolved to approve the following proposal made by the Board in connection with the reduction of the capital stock as a result of the scheduled redemption of Class “A” Preferred Shares, amending the date on which such redemption shall be made available, which will be April 29, 2011:

(i)	to approve the scheduled redemption, as from April 29, 2011, and pro rata of each “Class A” Preferred Shareholder, of 242,450 “Class A” Preferred Shares, at a par value of AR$ 10 per “Class A” Preferred Share, representing 22.819897% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption price of AR$ 298.392578 per share, which is subject to the application of the CER as of to the date on which the redemption value will be effectively made available;

(ii)	to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$ 2,424,500 and the account Inflation Adjustment of Capital Stock in an amount of AR$ 3,852,555, which represent 3.083% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. The remaining balance attributable to the Share Issue Premiums shall be adjusted based on the evolution of CER until the date on which the redemption value is effectively made available;

(iii)

if any fraction of a “Class A” Preferred Shareholder resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (i)

above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (i) above;

(iv)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph (ii) above;

(v)	to grant powers to the Board of Directors for purposes of perfecting the scheduled redemption of the “Class A” Preferred Shares, and the redemption and payment of the share fractions that may be applicable; and

(vi)	to grant the necessary authorizations to require the approval and registration of the reduction of capital stock.

The Meeting also resolved that the calculation of the shares to be redeemed and their final value be determined at a Board Meeting to be held on April 18, 2011, once the CER applicable as of April 29, 2011 –date on which the redemption value shall be made available- is publicly known, and that April 18, 2011 be the record date on which the respective holdings of the Class “A” Preferred Shares be considered and the number of Additional Shares be calculated.

It was informed that as of April 6, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$ 2,424,500; Inflation Adjustment of Capital Stock AR$ 3,852,555 and Share Issue Premiums: AR$ 188,693,475.65, which aggregates AR$ 194,970,531.04.

It was also informed, to illustrate the above, that as of April 6, 2011, based on the current distribution of the holdings of the “Class A” Preferred Shareholders, the Additional Shares to be redeemed are four (4); however, such amount will be finally determined based on the distribution of such holdings as of April 18, 2011.

5)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders meeting of holders of Class “A” Preferred Shares, of the resolutions passed in connection with Items Three and Four of the Agenda.

The holders of Class “A” Preferred Shares, at a Special Class “A” Preferred Stockholders’ Meeting, ratified the resolutions passed by the Meeting in Items Three and Four.

6)	Consideration of the performance of the Board of Directors and the Supervisory Committee since October 26, 2010 until the date of this shareholders’ meeting.

The meeting resolved to approve the performance of the members of the Board of Directors and the Supervisory Committee since October, 2010 until the date of this stockholders’ meeting.

7)	Consideration of the compensation of the Board of Directors for their performance during the fiscal year ending December 31, 2010, within the 5% limits prescribed in Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year.

The Meeting resolved to approve compensation for services rendered by the Board of Directors during Fiscal Year 2010, in an amount of AR$1,550,000 to be paid to the Board’s members in the manner to be decided by them, against which all advance payments received by the directors during Fiscal Year 2010 and until the date of the Meeting will be computed.

8)	Authorization to the Board of Directors to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting, to those directors who shall perform their duties during the twenty-third fiscal year (from the date of this shareholders’ meeting until the date of the next annual shareholders’ meeting), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

The Meeting authorized the Board of Directors to make advances of up to an aggregate amount of AR$1,940,000 to all Board’s members serving during Fiscal Year 2011, subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and to increase said amount in case of inflation.

9)	Consideration of the fees payable to the Supervisory Committee for their performance during the fiscal year ending December 31, 2010.

The Meeting resolved to approve compensation in an aggregate amount of AR$345,000 for the Supervisory Committee for services rendered during Fiscal Year 2010, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2010 and until the date of the Meeting will be computed. The Meeting also resolved that such compensation be distributed in equal parts among the Supervisory Committee’s regular members (and, with respect to Diego Garrido and Adela Alicia Codagnone, proportionally to the time during which they served), who in turn shall distribute them proportionally in favor of their respective alternates who have effectively served at the Supervisory Committee, as determined by the regular members.

10)	Authorization to make advance payments of fees to those supervisory committee members who shall perform their duties during the twentieth-third fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the members to replace them), up to an amount to be decided at the shareholders’ meeting, subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

The Meeting authorized the Board of Directors to make advances of up to AR$435,000 to the members of the Supervisory Committee to be appointed for the twentieth-third fiscal year,

subject to ratification at the shareholders’ meeting in which the financial documents for such year will be considered, and authorized the Board to increase said amount in case of inflation.

11)	Determination of the number of regular and alternate directors to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years.

The meeting resolved to determine the number of members of the Board of Directors as follows: seven (7) regular members and seven (7) alternate members, to serve as from the date of the Meeting for three fiscal years, including one (1) regular member and one (1) alternate member to be appointed by the shareholders of Class A preferred stock at a Special Class A Stockholders’ Meeting, to serve as from the date of the Meeting for three fiscal years or until the termination of the conditions that give Class A Preferred shareholders the right to elect them, whatever occurs first.

12)	Election of the regular and alternate directors by Class A Preferred Shares, to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years, or until the termination of the conditions that give Class A Preferred shareholders the right to elect them, whatever occurs first.

The election of the above mentioned directors was made by the Special Class A Stockholders’ Meeting pursuant to the terms and conditions of issuance of the Class A Preferred Shares and Section 15 of the Company’s bylaws. Mr. Javier Errecondo and Mr. Saturnino Jorge Funes were elected as regular director and alternate director, respectively. It was informed at the Meeting that both directors are “non-independent” pursuant to Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores, but are “independent” pursuant to Rule 10A-3 of the Securities and Exchange Commission. The Meeting also resolved to grant the necessary authorizations to register the foregoing with the Comisión Nacional de Valores (National Securities Commission) and the Inspección General de Justicia (Office of Corporations), in favor of the same persons to be authorized by the Meeting for the same purposes when considering Item 13 of the Agenda.

It was also informed that none of the elected directors currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.

13)	Election of the regular and alternate directors by the shares of common stock, to perform their duties as from the date of this shareholders’ meeting and for a period of three fiscal years.

The Meeting resolved to elect the following directors, to serve as from the date of the Meeting for three fiscal years:

Regular Directors: Franco Alfredo Agustín Pablo Livini, Eduardo Federico Bauer, Andrea Balzarini, Ciro Di Cecio, Enrique Llerena and Julio Pedro Naveyra.

Alternate Directores: Dionisio Dima, Francesco Saverio Bruno, Pedro Eugenio Aramburu, Magdalena María Herrera Poitevin, Pablo Rodrigo Tarantino and Fabiana Leticia Marges.

Pursuant to Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores, it was informed at the Meeting that regular directors Messrs. Enrique Llerena and Julio Pedro Naveyra, and alternate director Ms. Fabiana Leticia Marges are “independent” both pursuant to the rules of the Comisión Nacional de Valores and following the guidelines set forth by Rule 10A-3 of the Securities and Exchange Commission, while alternate director Mr. Pedro Eugenio Aramburu is “independent” following the latter’s guidelines, and the rest of the regular and alternate directors are “non-independent”.

It was also informed that none of the elected directors currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.

The meeting also resolved to grant the necessary authorizations to register the foregoing with the Comisión Nacional de Valores (National Securities Commission) and the Inspección General de Justicia (Office of Corporations).

14)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2011.

The Meeting resolved to approve the appointment of Messrs. Adela Alicia Codagnone, Diego María Serrano Redonnet and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, of Messrs. Luis Miguel Incera and Lautaro Damián Ferro (either of whom will replace either of regular members Messrs. Adela Alicia Codagnone and Diego María Serrano Redonet) and Mr. Guillermo Feldberg (who will replace Mr. Gerardo Prieto).

Pursuant to Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores, it was informed at the Meeting that Messrs. Adela Alicia Codagnone, Diego María Serrano Redonnet, Luis Miguel Incera and Lautaro Damián Ferro are lawyers and belong to the law firm “Estudio Pérez Alati, Grondona, Benites, Arntsen y Martínez de Hoz (h), Abogados”, which provides legal services to the Company, and Messrs. Gerardo Prieto and Guillermo Feldberg are certified public accountants and none of them fulfills the conditions that Technical Resolution No. 15 of the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas] provides as necessary for an accountant to be considered “Not Independent”, nor are they covered by any of the scenarios listed in the third paragraph of Section 4 of Chapter XXI of the rules of the Comisión Nacional de Valores. In addition, it was informed that Messrs. Codagnone, Serrano Redonnet, Prieto, Incera, Ferro and Feldberg are members of the Supervisory Committees of Telecom Argentina S.A., Telecom Personal S.A. and Micro Sistemas S.A., companies controlled by Telecom Argentina S.A., and the Supervisory Committee of Sofora Telecomunicaciones S.A., and that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

15)	Determination of the compensation to the external auditors for the accounting statements corresponding to Fiscal Year 2010.

The Meeting approved as total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2010, an amount of AR$119,669 (VAT included).

16)	Appointment of external auditors for accounting statements for Fiscal Year 2011 and determination of their compensation.

The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2011. The Meeting also approved that the external auditors’ fees be fixed by the shareholders’ meeting in which the financial documents for Fiscal Year 2011 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees.

17)	Consideration of the Audit Committee budget for Fiscal Year 2011.

The Meeting approved a budget of AR$50,000 for the activities and training of the Audit Committee during Fiscal Year 2011.

Ms. María Inés Pont Lezica, representing the Comisión Nacional de Valores and Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Maria Blanco Salgado

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 12, 2011	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager